Exhibit 1

ADB Systems International Ltd 302 The East Mall, Suite 300. Etobicoke, Ontario	Tel: 416.640.0400 Fax: 416-640-0412
M9B 6C7 Canada	www.adbsys.com

ADB SYSTEMS INTERNATIONAL LTD.

2004 ANNUAL INFORMATION FORM 51-102F2

(Year Ended December 31, 2004)

March 31, 2005

Table of Contents

Table of Contents
1.0	FORWARD LOOKING STATEMENTS
2.0	CORPORATE STRUCTURE
2.1	The Company
2.2	Intercorporate Relationships
3.0	GENERAL DEVELOPMENT OF THE BUSINESS
3.1	Three Year History
4.0	DESCRIPTION OF THE BUSINESS
4.1	Overview
4.2	History and General Development
4.3	Industry Background and Overview
4.4	Products and Services
4.5	Business Cycles
4.6	Strategy
4.7	Customers
4.8	Sales and Marketing
4.9	Technology Platform
4.10	Software Development & Technology
4.11	Intellectual Property
4.12	Competition
4.13	Customer Concentration
4.14	Employees
4.15	Foreign Operations
5.0	RISK FACTORS
6.0	DESCRIPTION OF CAPITAL STRUCTURE
6.1	Share Capital
6.2	Constraints
7.0	MANAGEMENT’S DISCUSSION AND ANALYSIS
8.0	MARKET FOR SECURITIES
8.1	Trading Price and Volume
8.2	Prior Sales
9.0	DIRECTORS AND OFFICERS
9.1	Bankruptcies
10.0	PROMOTERS
11.0	LEGAL PROCEEDINGS
12.0	RELATED PARTY TRANSACTIONS
13.0	TRANSFER AGENTS AND REGISTRARS
14.0	MATERIAL CONTRACTS
15.0	AUDITORS, LEGAL COUNSEL AND INTERESTS OF EXPERTS
16.0	ADDITIONAL INFORMATION

ANNUAL INFORMATION FORM

Unless the context otherwise requires, any reference to the “Company”, “ADB” or “ADB Systems” means ADB Systems International Ltd. and its predecessors.

The Trademarks or trade names owned by the Company and used in this Annual Information Form include:  ADB™; PROCUREMATE™; WORKMATE™; BID BUDDY™; SEARCH BUDDY™; DYNAMIC BUYER™ and DYN@MIC SELLER™. Each trademark, trade name, or service mark of any other company appearing in this Annual Information Form belongs to its holder.

1.0            FORWARD LOOKING STATEMENTS

This Annual Information Form 51-102F2 (“AIF”) contains and incorporates by reference statements that may be considered “forward looking statements” (rather than historical facts).

You can identify these statements when you see words such as “may,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” and other similar expressions.  These forward-looking statements relate, among other items to:

•                                                                                          our future capital needs;

•                                                                                          future expectations as to profitability and operating results;

•                                                                                          our ability to further develop business relationships and revenues;

•                                                                                          our expectations about the markets for our products and services;

•                                                                                          acceptance of our products and services;

•                                                                                          competitive factors;

•                                                                                          our ability to repay debt;

•                                                                                          our ability to attract and retain employees;

•                                                                                          new products and technological changes;

•                                                                                          our ability to develop appropriate strategic alliances;

•                                                                                          protection of our proprietary technology;

•                                                                                          our ability to acquire complementary products or businesses and integrate them into our business; and

•                                                                                          geographic expansion of our business.

We have based these forward-looking statements largely on our current plans and expectations.  Forward-looking statements are subject to risks and uncertainties, some of which are beyond our control.  Our actual results could differ materially from those described in our forward-looking statements as a result of the factors described in the “Risk Factors” included elsewhere in this AIF, including, among others:

•                                                                                          the timing of our future capital needs and our ability to raise additional capital when needed;

•                                                                                          our limited operating history in our current business as a combined entity;

•                                                                                          increasingly longer sales cycles;

•                                                                                          increasingly longer collection cycles;

•                                                                                          potential fluctuations in our financial results and our difficulties in forecasting;

•                                                                                          volatility of the stock markets and fluctuations in the market price of our stock;

•                                                                                          our ability to compete with other companies in our industry;

•                                                                                          our ability to repay our debt to lenders;

•                                                                                          our ability to retain and attract key personnel;

•                                                                                          risk of significant delays in product development;

•                                                                                          failure to timely develop or license new technologies;

•                                                                                          risks relating to any requirement to correct or delay the release of products due to software bugs or errors;

•                                                                                          risk of system failure or interruption;

•                                                                                          problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;

•                                                                                          risks associated with international operations;

•                                                                                          risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;

•                                                                                          uncertainty about the continued acceptance of the Internet as a viable commercial medium; and

•                                                                                          sensitivity to the overall economic environment.

Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this AIF might not transpire.

2.0            CORPORATE STRUCTURE

2.1                     The Company

The name of the company is ADB Systems International Ltd (“ADB,” “ADB Systems” or the “Company”). The Company was formed pursuant to the Business Corporations Act (Ontario). The business began as Internet Liquidators Inc. (“IL Inc.”), a business corporation formed under the laws of Ontario, Canada, in September 1995 and after a series of corporate reorganizations, as described below developed into the present Company.  In May 1996, Internet Liquidators International Inc. (“ILI Inc.”), also an Ontario company, acquired all of the shares of IL Inc. These two companies were amalgamated on January 9, 1997.  By articles of amendment dated June 25 1998, ILI Inc. changed its name to Bid.Com International Inc.

Prior to October 24, 2000, we operated two national business-to-consumer auction sites at www.bid.com, one in the United States and one in Canada. Following an extensive strategic review by ADB’s Board of Directors and management, ADB decided late in 2000 to focus on its software business.

On October 11, 2001, Bid.Com acquired substantially all of the shares of ADB Systemer ASA, a public limited liability company organized under the laws of the Kingdom of Norway. As part of the acquisition of ADB Systemer, Bid.Com completed a two for one share consolidation and changed its name to ADB Systems International Inc. (“ADB Inc.”) by articles of amendment dated October 11, 2001.

During 2002, ADB Systems International Inc. (“ADB Inc.”), entered into a series of agreements with the Brick Warehouse Corporation (“The Brick”), which are described below under the heading “The Brick Transaction” and subsequently ADB Inc. changed its name to Bid.com International Ltd.

On August 20, 2002, ADB Systems International Ltd., was incorporated by certificate and Articles of Incorporation. On October 31, 2002, the shareholders of ADB Inc. exchanged their shares of ADB Inc. for shares of the Company on a one-for-one basis.  This exchange was implemented pursuant to a plan of arrangement approved by the shareholders of ADB Inc. on October 22, 2002 and by the Ontario Superior Court of Justice on October 24, 2002 (which we refer to in this form as the “Arrangement”).  As a result of the Arrangement, the business of ADB Inc., including all assets and liabilities of ADB Inc. (other than those related to retail activities), was transferred to the Company in the form of a return of capital.  ADB Inc. subsequently changed its name to Bid.Com International Ltd.

The principal and registered office of the Company is located at 302 The East Mall, Suite 300 Etobicoke, Ontario, Canada, M9B 6C7 and our telephone number is (416) 640-0400.

2.2                     Intercorporate Relationships

The Company has the following organizational structure, which include the subsidiaries set out below:

(*) The denoted subsidiaries are currently dormant and the Company anticipates dissolving these companies in due course.

3.0            GENERAL DEVELOPMENT OF THE BUSINESS

3.1                     Three Year History

ADB Systems develops and sells software products and services that allow our customers to source, buy, track, manage and sell assets, primarily in asset intensive industries.  We refer to our product and services suite as asset lifecycle management solutions.  Our solutions can reduce sourcing, procurement and tracking costs, improve tracking and monitoring of asset performance and reduce operational downtime.

We acquired ADB Systemer ASA (“ADB Systemer”), in October 2001.  For more than ten years, ADB Systemer provided enterprise asset management solutions (EAM) to customers in Norway and Europe.  For the past three years, we have provided EAM solutions to customers in North America and Europe and during the past two years we have introduced sourcing and procurement solutions to customers in North America and Europe.

Our customer list includes a number of leading organizations, such as BP p.l.c. (“BP”), GE Commercial Equipment Financing (“GE CEF”), National Health Services (UK) , permanent TSB (the retail banking division of Irish Life Permanent p.l.c.) (“permanent TSB”), Talisman Energy Inc. (“Talisman Energy”) and Vesta Insurance Group, Inc. (“Vesta Insurance”).

Through our wholly-owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Commercial Finance Asset Manager(1), a joint business venture launched with the General Electric Capital Corporation, through its business division GE Commercial Finance, Commercial Equipment Financing (referred to in this AIF as “GE” or “GE Commercial Finance”).

Designed to help our customers get full value from their capital assets, the Company’s integrated asset management solutions:

•                  Streamline sourcing/procurement activities while reducing purchasing costs;

•                  Schedule preventative and corrective maintenance activities, eliminating unnecessary operational downtimes and reducing maintenance costs;

(1) The legal corporate name of the joint venture is GE Asset Manager LLC which operates under the name GE Commercial Finance Asset Manager (referred to in this AIF as “GE’s Asset Manager” or “Asset Manager”). Additional information on this joint venture is provided in Section 4.2 of this AIF under the heading Joint Venture with GE Commercial Finance, Commercial Equipment Financing.

•                  Manage inventory of materials more effectively, resulting in reduced purchase costs, improved access to supplies, and easier tracking of assets regardless of their location; and

•                  Generate higher yield for surplus assets that are disposed or sold on-line.

Significant product and business developments over the last three fiscal years have been as follows:

Fiscal 2004

•                  ADB was engaged in a number of activities aimed at expanding our relationships with existing customers and developing relationships with new customer organizations. Through these efforts, which included the introduction of new technology enhancements to our suite of product offerings, the cross selling of ancillary applications, and the increase in the number of users of our technology, ADB was able to expand our working relationships with BP the National Health Services (UK), and GE CEF, among others.

•                  In North America, the primary thrust of our activities in 2004 concentrated on the rollout of Asset Manager from GE, our joint venture with GE Commercial Finance. This joint venture is designed to combine GE’s equipment financing and asset management expertise together with our experience in providing mission-critical technology solutions for asset lifecycle management. Together, we have developed web-based solutions to help our customers:

•              Track and re-deploy assets more effectively;

•              Automate equipment appraisals;

•              Efficiently market and sell surplus equipment; and

•              Automate sourcing and tendering processes.

•                  Through the joint venture, we signed a customer agreement with Kraft Foods Global, Inc. (“Kraft”) and continued to service our customer agreement with the General Electric Company, acting through its GE Aircraft Engines division (“GE Aircraft Engines”).

•                  ADB made a number of enhancements to our suite of technology product offerings in 2004.   These enhancements, which centered on re-architecting the under-lying platform of our Dyn@mic Buyer solution and expanding the functionality of our WorkMate and Material Transfer applications, allow us to stay current with the latest technology trends while maintaining a competitive advantage.

•                  A key cornerstone of our technology activities focused on the development of Asset Tracker, a new, web-based asset-tracking offering that is delivered through our joint venture with GE.

•                  Effective November 15, 2004 our stock symbol on the Over The Counter Bulletin Board (the “OTCBB”) was changed to ADBYF. The addition of the F to the symbol was a requirement of the OTCBB to signify that we are a foreign issuer.

Fiscal 2003

•                  Completed second year of operations as ADB Systems International Ltd.

•                  Met revenue and operating forecasts for each quarter of 2003.

•                  Reduced operating expenses by 27 percent over 2002.

•                  Improved net loss performance by 70 percent over 2002.

•                  Secured approximately $2.5 million of gross proceeds through a series of financial agreements and private placements.

•                  Signed agreements with a number of organizations representing the oil and gas, public, healthcare, and financial services sectors including: FluorAmec (Korea), OREDA (North Sea), Vinmonopolet (Norway), Talisman Energy (North Sea), RC Consulting (Russia), and the National Health Services (U.K.).

•                  Expanded relations with existing customers, including BP, Vesta Insurance (Norway), Calpine (Canada), Paramount Resources (Canada) and the School Board of Broward County (US).

•                  Launched GE Asset Manager LLC, a joint business venture with GE designed to jointly develop and market new asset management technology solutions to customer in a broad range of industries across North America.

•                  Through its joint venture with GE, ADB signed a customer agreement with GE Aircraft Engines.

Fiscal 2002

•                  Completed first year of operations as ADB Systems International Ltd.

•                  Increased gross revenues by 30 percent over 2001.

•                  Reduced operating expenses by 20 percent over 2001.

•                  Improved net loss performance by 50 percent over 2001.

•                  Signed agreements with a number of organizations representing the oil and gas, public healthcare, and financial services sectors including, City of Narvik, Haliburton Productos, Kongsberg, and Vesta Insurance.

•                  Signed letter of intent with GE Commercial Equipment Finance to launch a joint venture.

•                  ADB was selected as the Preferred Bidder by the National Health Services (U.K.) to deliver an on-line procurement initiative.

•                  Began trading on the OTC Bulletin Board under the symbol ADBY.

•                  Formed a strategic alliance with RBT Consulting, healthcare sector experts.

•                  Secured approximately $3 million gross proceeds through a series of financial agreements with The Brick, Stonestreet LP, and a group of private investors.

•                  Following shareholder approval, ADB implemented a new plan of arrangement, including the launch of an on-line initiative with The Brick.

4.0            DESCRIPTION OF THE BUSINESS

4.1                     Overview

The Company develops and sells software solutions and services that allow our customers to source, manage, and sell their assets and capital equipment.  We refer to our product and services suite as asset lifecycle management solutions.  Our solutions help our customers reduce sourcing, procurement and maintenance costs, improve asset utilization, reduce operational downtime, and generate higher yields for surplus equipment.

The Company operates in three reportable geographic segments: North America, Ireland and the United Kingdom, and Norway. The Company has also in the past earned revenue from both retail and non-retail customers.

Net Revenue by Geographic Segment	2004	2003
(in thousands)
North America	$796	$1,211
Ireland and U.K.	$681	$1,239
Norway	$3,453	$3,403
	$4,930	$5,853

4.2                     History and General Development

The Brick Transaction

On August 30, 2002, we entered into a series of agreements with The Brick Warehouse Corporation (“The Brick”) which contemplated a series of transactions among The Brick, ADB Systems International Inc. (“Old ADB”) and ADB. We refer to those transactions in this AIF as “The Brick Transaction”.

Pursuant to The Brick Transaction:

•                  The Brick made a $2.0 million secured loan to Old ADB and ADB at an interest rate of 12% per annum;

•                  ADB and Old ADB agreed to enter into the Arrangement (as defined above); and

•                  The Brick and Old ADB agreed to utilize the online retail technology, experience and expertise of ADB developed and operated under the name “Bid.Com International Inc.” for the online sale of consumer products to be supplied by The Brick (which we refer to in this report as the “Retail Business”).

The $2.0 million secured loan made by The Brick matured on June 30, 2003. At maturity, ADB had the right, at its option, to: (i) repay the loan in cash or (ii) transfer to The Brick all of the issued shares of Old ADB owned by ADB in satisfaction of the outstanding principal amount and accrued interest then owing to The Brick.  The obligations of Old ADB and ADB were secured by a general security agreement delivered by ADB to The Brick covering all the property and assets of ADB. On June 30, 2003, ADB exercised its option to transfer to The Brick all of the issued shares of Old ADB in satisfaction of the outstanding principal amount and accrued interest then owing to The Brick.

The principal consequences of the Arrangement, which was effective as of October 31, 2002, are as follows:

1.                                       Shareholders of Old ADB received from ADB one common share of ADB in exchange for each of their common shares of Old ADB.  As a result (i) Old ADB became a wholly owned subsidiary of ADB and (ii) each former shareholder of Old ADB owns the same number of shares in ADB that it owned in Old ADB prior to the exchange.

2.                                       Old ADB transferred all of its assets to ADB and ADB assumed all of the liabilities and obligations of Old ADB, except that Old ADB retained specific assets and liabilities of the Retail Business.

3.                                       The registered office, articles of incorporation, by-laws, directors and executive officers of Old ADB immediately prior to the Arrangement became the registered office, articles, by-laws, directors and executive officers of ADB upon consummation of the Arrangement.

4.                                       ADB adopted the Stock Option Plan of Old ADB.  Upon consummation of the Arrangement, all options, warrants or debt that was exercisable or convertible into shares of Old ADB became convertible into the same number of shares of ADB.

5.                                       The articles of amalgamation of Old ADB were amended to: (i) change the name of Old ADB to Bid.Com International Ltd. and (ii) delete the authorized Preference Shares (as defined in such articles) and the rights, preferences and restrictions on the transfer of such Preference Shares.

Upon completion of the Arrangement, the Toronto Stock Exchange approved the listing of the ADB common shares issued in exchange for Old ADB common shares or issuable upon the exercise of options or warrants or conversion of debt.  ADB common shares are listed on the Toronto Stock Exchange for trading under the symbol “ADY”.  The shares of Old ADB ceased trading on the Toronto Stock Exchange on November 5, 2002.  On April 2, 2003 an order was issued by the Ontario Securities Commission pursuant to which Old ADB has ceased to be a reporting issuer in all jurisdictions in Canada in which it was a reporting issuer.

Joint Venture with GE Commercial Finance, Commercial Equipment Financing

On December 31, 2003 ADB Systems USA, Inc. (“ADB USA”), a wholly owned subsidiary of ADB, entered into an Amended and Restated Operating Agreement (the “Operating Agreement”) with General Electric Capital Corporation through is business division GE Commercial Finance, Commercial Equipment Financing (“GE Commercial Finance”).  This agreement was entered into in connection with the establishment of GE Asset Manager, LLC a joint business venture in which both GE Commercial Finance and ADB USA hold a 50% interest.  Pursuant to this business venture, GE Commercial Finance and ADB USA also entered into the following agreements that are included as exhibits to the Operating Agreement:  ADB License Agreement, ADB Services Agreement, GE License Agreement and GE Service Agreement. GE Asset Manager LLC, which carries on business under the name GE Commercial Finance Asset Manager (“Asset Manager”), is an integrated, web-based business enabling mid- and large-size organizations to reduce operating costs by simplifying and consolidating their asset management programs. Asset Manager features all-in-one capabilities designed for sourcing of new equipment, tracking and reallocation of existing assets, automated appraisal management and disposition of surplus equipment.

4.3                     Industry Background and Overview

Asset management software has existed for more than thirty years, initially through computerized maintenance management systems (CMMS), and more recently including more comprehensive and robust enterprise asset management (EAM) and enterprise resource planning (ERP) solutions.  The early CMMS systems automated daily management of assets, while ERP solutions consolidate basic asset information with financial information at the corporate level. EAM solutions encompass elements of both, serving as the next evolution of CMMS solutions by bridging the gap between asset management and corporate-level planning and tracking requirements.

The key value proposition for EAM solutions is that they can provide a quick and quantifiable return on investment (ROI) and return on assets (ROA).  Cost and productivity improvements can immediately and measurably benefit organizations, and thus are highly desirable to potential customers, particularly in difficult economic times where the focus is increasingly bottom line oriented.

In addition to EAM solutions, we offer sourcing and procurement solutions as well as sales solutions.    These are natural extensions to EAM solutions, as organizations seek to extend asset management and corporate-level planning and tracking onto other elements of the asset lifecycle.

4.4                     Products and Services

GE’s Asset Manager

GE’s Asset Manager is a joint venture between GE Commercial Finance, Commercial Equipment Financing and ADB Systems International Ltd. that combines GE’s equipment financing and asset management expertise together with ADB’s experience in providing mission critical technology solutions for asset lifecycle management.

With organizations needing to generate improved bottom-line results and comply with new financial regulatory requirements, GE’s Asset Manager has introduced a new suite of integrated, web-based solutions that are designed to help organizations gain greater control of their capital assets and implement new process efficiencies to their operational activities.

Our industry-proven solutions enable our customers to:

•                  Track and re-deploy assets more effectively

•                  Automate equipment appraisals

•                  Efficiently market and sell surplus equipment

•                  Automate sourcing and tendering processes

There are four key components to Asset Manager’s offerings:

Asset Tracker

Designed to allow organizations to more effectively utilize their assets, Asset Manager is a web-based solution for keeping track of the location, details and status of capital equipment – regardless of where the equipment is being deployed.

Using a dedicated tracking site that is password protected, Asset Manager provides users the ability to search and locate capital assets throughout their organization.   Users can search for equipment in a number of ways.  Assets can be searched by business unit, function, or by specific piece of equipment category.

Once an asset is located, users can determine its status and take appropriate action.  Idle or under-utilized assets, for example, can be re-deployed, helping to increase their value to the organization and reducing capital spending on new equipment.

Assets no longer required or deemed surplus can be earmarked for disposition through traditional or on-line sales methods, such as Asset Seller.

With Asset Tracker, users can:

•                  Search and request for capital equipment within their organization, across multiple locations or facilities

•                  Review asset details, such as equipment description, image, financial information, and contact information

•                  Add new asset details by uploading data from spreadsheet applications

•                  Extract asset details and generate asset management reports

•                  Instantly determine the status of capital equipment

•                  Transfer and re-deploy idle assets

•                  Dispose of unnecessary or surplus equipment

Asset Appraiser

Asset Appraiser is a web-based solution that allows organizations to more effectively manage the capital equipment appraisal process. With Asset Appraiser organizations can create an appraisal scope, source collateral specific appraisers, confirm appraisal data, distribute documents and data collection tools, compile appraisal results and access stored appraisals on-line in a protected environment.

Asset Appraiser generates and receives complete narrative appraisal reports on-line in an easy to use, password-protected website. Capabilities provided by Asset Appraiser include:

•                  Create the full scope of appraisals on-line

•                  Source collateral-specific appraisal companies on-line

•                  Receive competitive bids on appraisal services needed

•                  Create complete appraisal requirements

•                  Source appraisal services electronically and receive competitive bids on appraisal services needed

•                  Confirm appraisal details via electronic drafts

•                  Access appraisals in a 24 x 7 environment - for users and suppliers

•                  Capture all relevant data through drop down text boxes

•                  Store and review appraisals in a secure environment

•                  Download spreadsheet templates into reports

•                  Add attachments, such as image, text or movie files, to reports

•                  Ability to add an addendum to a completed appraisal report

•                  An aid to Sarbanes-Oxley compliance

Asset Seller

Asset Seller facilitates instant and global access to a buying community by presenting your surplus equipment or inventory on geasset.com, GE’s off-lease equipment re-marketing website. Asset Seller is a proven take-to-market solution that will connect your company’s equipment to a global community of qualified organizational buyers using multiple sales platforms, all developed to help maximize asset recovery value and improve cycle time.

Asset Seller brings together multiple sales platforms into one integrated on-line environment, providing flexibility, while maximizing the yield for your surplus equipment.

Asset Seller’s direct sale platform features equipment showcases that are designed to promote private treaty sales. Other sales platforms available through Asset Seller include ranked sealed bid and top bid sale events that enable you to market equipment in an auction-like environment.

Utilizing GE’s patent pending ranked sealed bid method, Asset Seller encourages multiple bids and retains buyer anonymity, creating competitive sales environments that generate a higher recovery for asset investment.

Asset Seller also enables organizations to feature equipment specifications, photos, videos and contact information, and allows them to coordinate off-line sales activities such as equipment inspections.

Asset Buyer

Asset Buyer is a web-based solution designed for automating sourcing activities and improving purchasing decisions.   Using Asset Buyer, purchasers can determine the factors that are the most important to their procurement decisions and identify suppliers that deliver the greatest value – from the lowest price to the ability to match exact specification requirements.

Asset Buyer also streamlines the procurement process, making it easier to create and distribute tenders, select vendors and negotiate with suppliers.

With Asset Buyer, organizations can:

•                  generate cost savings on sourcing activities

•                  reduce purchasing cycle times

•                  take advantage of multiple sourcing formats including request for proposals, reverse auction, and sealed bid

•                  rank suppliers based on their ability to match buying criteria

•                  improve relations with suppliers through on-line collaborations.

We offer solutions to manage all aspects of the asset lifecycle – sourcing/procurement, maintenance, materials management and disposition.  Below is a detailed description of our offerings:

Dyn@mic Buyer (TM) An on-line sourcing solution, Dyn@mic Buyer automates the tendering process, and can be used to improve the decision-making process involved in sourcing goods by providing automated analysis and selection among competing bids, based on a variety of pre-determined factors. The current release of Dyn@mic Buyer can be delivered on a hosted or client-server (licensed) basis.

Key features of the product include:

•                  The ability for buyers to create tenders using automated tools that accelerate the purchasing process and reduce procurement costs.

•                  Capabilities for buyers to post and distribute their tenders on-line to qualified suppliers.

•                  The ability for buyers to assign values to criteria involved in the purchase decision, such as price, product availability, post-sales support and certification standards.  Suppliers’ responses to tender questions are then weighed for evaluation by buyers.

•                  Functionality that allows for the posting of detailed technical information, question and answer forums, and automatic e-mail notification of amended or new buyer-posted documents.

•                  Capabilities to allow for the use of sealed bid sourcing formats enabling users to post their product or service requirements to selected vendors.  The sealed bid system differs from the request for quotation in that the vendors only have one opportunity to supply a bid.  Only after the close of the auction is the user able to view the vendor bids.

Dyn@mic Buyer is licensed to our customers. Fees for Dyn@mic Buyer are determined on an annual basis, depending on the number of sourcing events identified by customers. Service fees are charged separately for implementation, systems integration, training and other consulting activities. Dyn@mic Buyer can be bundled with our procurement solutions or used separately depending on customer requirements.  Current customers using Dyn@mic Buyer include the National Health Services (UK) and Vesta Insurance.

ProcureMate (TM) ProcureMate is our web-based business-to-business e-Procurement solution designed to reduce purchase costs, improve purchasing efficiencies and reduce maverick buying.  ProcureMate allows users to select goods for purchase from a web-based catalog and automatically issue purchase orders to their suppliers.

Key features of ProcureMate include:

•                  The ability to notify suppliers automatically of purchase orders requiring processing.

•                  Functionality for allowing on-line dialogue to take place between buyers and suppliers.

•                  The ability to integrate to enterprise resource planning and financial systems, reducing manual efforts for processing and consolidating purchase orders, goods receipt and payment activities.

•                  Functionality for facilitating direct payment and electronic funds transfer.

•                  The ability to integrate user workflow and approvals into the procurement process.

ProcureMate is licensed to customers and license fees for ProcureMate are based on the number of users named by the customer.  Service fees are charged separately for implementation, systems integration, training and other consulting activities.  ProcureMate can be bundled with our other on-line purchasing solutions or used separately depending on customer requirements.  Existing ProcureMate customers include BP (Norway), National Health Services (UK), Vesta Insurance, and Hordaland HFK County, a large local government entity in Norway.

WorkMate (TM) Our Company’s flagship solution, WorkMate provides integrated capabilities for enterprise asset management.  WorkMate is a client-server solution that operates as an extension of (and can be fully integrated with) a customer’s existing ERP system.  The most advanced version of WorkMate incorporates asset maintenance, asset tracking, materials management and procurement functionality.

WorkMate is designed for use by customers in asset intensive industries – typically those where maintenance, repair and operations purchases outnumber raw material purchases by more than ten to one on a transaction volume basis.  Examples of asset intensive industries are oil and gas, process industries (such as mining) and the utilities sector.

The three main modules (procurement, materials management and maintenance functionality) may be licensed independently or together as a fully integrated system:

•                  Procurement Module – for sophisticated domestic and international purchasing operations.  Key capabilities include: order requisitioning, quotations, purchase orders, contracts, cost controls and vendor catalogues.  The procurement module also monitors supplier performance in terms of accuracy, punctuality and cost.

•                  Materials Management Module – for managing inventory and logistics operations.  Key features include: inventory status, goods receipt, stock issue, reordering, packing/unpacking, transportation, goods return and equipment rentals.  This Module will log all movements of an item and generates the necessary financial transactions.

•                  Maintenance Module – for all types of maintenance, including corrective, preventive or condition-based activities. Customers can automate manual routines and track maintenance costs and equipment history.

Each WorkMate module also includes workflow and reporting tools.

WorkMate is a licensed client-server application and pricing is based on the number of users named by the customer.  Service fees are charged separately for implementation, systems integration, training and other consulting activities.  Our WorkMate customers include some of the largest global players in the oil and gas sector, such as: BP (Norway), Halliburton Productus, Prosafe, and Talisman Energy (Canada).

Dyn@mic Seller (TM) Dyn@mic Seller is an on-line sales solution designed to help our customers with the disposition of surplus assets and equipment.  Dyn@mic Seller integrates multiple pricing methods, such as fixed priced, top bid (auction), dutch (declining price) and hybrids, through private-labeled websites. Dyn@mic Seller is delivered through an application service provider model (remotely through the internet).

Key capabilities of the product include:

•                  Traditional rising price auctions, where the highest bids win the items being sold. The rising price auction allows participants to competitively bid on available products by incrementally adjusting their bid amounts.  Our user interface allows users to easily identify current leading bidders, minimum new bids and initial bid pricing.

Participants are informed of their bid status, stating whether they have won, been outbid, approved or declined via electronic mail.

•                  A patented Dutch (declining) auction format, in which a starting price is set and a limited time period is allocated for a fixed quantity of the product to be sold.  As time advances, the price drops in small increments until the asset is sold.  The declining bid auction allows participants to bid in a real-time format utilizing on-screen data which provides the time and quantity remaining as well as the falling price of the items for sale.

•                  Hybrid auction formats that blend multiple pricing formats to meet a customer’s particular needs.

•                  Fixed price sales where assets are sold in a catalogue or directory format.  The purchaser cannot bid on the price, but merely elects whether or not to purchase the good or service.

Our customers pay monthly hosting fees for use of Dyn@mic Seller and typically also enter into a revenue sharing arrangement with us.  Service fees for implementation, systems integration, training and other consulting activities are charged separately.  Current customers of Dyn@mic Seller include GE Commercial Equipment Financing (USA), and permanent TSB (Ireland).

Related Services

In connection with our software offerings, we provide the following services to our customers:

Consulting.  A significant number of our customers request our advice regarding their business and technical processes, often in conjunction with a scoping exercise conducted both before and after the execution of a contract.  This advice can relate to development or streamline of assorted business processes, such as sourcing or procurement activities, assisting in the development of technical specifications, and recommendations regarding internal workflow activities.

Customization and Implementation.  Based generally upon the up-front scoping activities, we are able to customize our solutions as required to meet the customer’s particular needs.  This process can vary in length depending on the degree of customization, the resources applied by the customer and the customer’s business requirements.  We work closely with our customers to ensure that features and functionality meet their expectations.  We also provide the professional services work required for the implementation of our customer solutions, including loading of data, identification of business processes, and integration to other systems applications.

Training.  Upon completion of implementation (and often during implementation), we train customer personnel to utilize our Solutions through our administrative tools.   Training can be conducted in one-on-one or group situations. We also conduct “train the trainer” sessions.

Maintenance and Support.  We provide regular software upgrades and ongoing support to our customers.

Third Party Offerings

In addition to the sale of our core solutions and services, we have entered into marketing or co-marketing agreements with a number of companies that offer services that are complementary to our offerings.  We market these complementary services to our customers and prospects and can earn a referral fee if these services are purchased.  In some cases our marketing partner has agreed to market our solutions to its customers and prospects and can earn a referral fee.  Our marketing partners include:

Partner	Service or Offering
AMEC Services Limited	Engineering Services
RBT Consulting	Healthcare Consulting Services
Production Access, Inc.	Oil and Gas Data Management Solutions

4.5                     Business Cycles

We experience some seasonality as a result of lower activity in European markets during the summer months. Additional information on seasonality and trends is set out under the heading Seasonality and Trends in the MD&A section of the company’s Annual Report for the year ending December 31, 2004 which is hereby incorporated by reference.

In addition since many of the customers of the Company and our joint venture Asset Manager are large organizations or quasi-governmental entities, we may experience increasingly longer sales and collection cycles. Additional information on business cycle risks are set out in Section 5.0 of this AIF under the heading Risk Factors.

4.6                     Strategy

Our business strategy is to expand our customer base, particularly in the oil and gas, health, public authorities, and financial services sectors, through superior software functionality and through the industry expertise of our employees.  In particular, our strategy is comprised of the following key components:

Expand joint venture with GE and increase our customer base

Since the launch of GE’s Asset Manager, we have focused our efforts on increasing the number of joint venture customers and enhancing our portfolio of asset management technology. This focus will be a cornerstone of our efforts in 2005.

Strengthen our position as an EAM vendor and improve our visibility among target sectors.

ADB has been ranked by a respected industry analyst as an emerging provider of enterprise asset management solutions.  While we have expanded our customer base and increased the number of users of our technology, ADB is committed to solidifying our position as an EAM, particularly among the oil and gas, government, healthcare and financial services sectors.

Maintain and Enhance Our Technology.

Based on the relative pricing and functionality of our products as compared with those of our competitors, we consider our proprietary software offerings to be competitive, however it is critical that we continue to maintain and enhance our technology.

Enter into and Maximize Alliances.

We have marketing and other relationships with AMEC Services Limited, GE Capital, Production Access, RBT Consulting, Production Access, Inc.  and a number of other leading companies in a broad range of industries.  We believe that these and future relationships will help provide us with access to important industry participants and will help increase our brand awareness.

Seeking Acquisitions and Strategic Investments.

We plan to seek to expand by seeking technologies, products, and services that complement our existing business.  If appropriate opportunities are available, we may acquire businesses, technologies or products or enter into strategic relationships that may further diversify revenue sources and product offerings, expand our customer base or enhance our technology platform.

4.7                     Customers

We provide our solutions to customers in a variety of industries, including: oil and gas, health, public authorities, and financial services.

The revenue structures and particular services provided vary depending upon the needs of the customer and the solution concerned.  For licensed offerings we generally collect a license fee based on number of users, service fees for implementation and training, and support and maintenance fees.  For hosted offerings, we generally collect an up-front implementation fee, monthly hosting fee, and a share of revenue or transaction volumes.

The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer	Solution(s)	Industry Segment	Geographic Location
BP Norway AS	ProcureMate; WorkMate	Oil and Gas	Norway
Prosafe Drilling Company (Prosafe)	WorkMate	Oil and Gas	Norway
Halliburton Productos (Halliburton)	WorkMate	Oil and Gas	Brazil
AmecFluor	WorkMate	Oil and Gas	Korea
Talisman Energy Inc.	WorkMate	Oil and Gas	Canada, UK
Hordaland fylkeskommune (HFK)	ProcureMate	Public Authority	Norway
GE Commercial Equipment Financing (GE)	Dyn@mic Seller	Financial Services	US
National Health Services (UK)	ProcureMate	Health	UK
permanent TSB	Dyn@mic Seller	Financial Services	Ireland
Paramount Resources	WorkMate	Oil and Gas	Canada
Kraft Foods Global, Inc.	Serviced by our joint venture, Asset Manager, providing Asset Tracker

For information regarding the regional market segments in which the Company competes, see Note 25 to the Financial Statements in the Company’s Annual Report for the year ended December 31, 2004 which is hereby incorporated by reference.

4.8                     Sales and Marketing

We market our solutions primarily through our direct sales force. Our sales organization is regional with personnel located in our principal offices in Toronto (Canada), Dublin (Ireland), London (UK), Tampa (Florida, USA) and Stavanger (Norway).

Our marketing efforts are focused on targeted marketing campaigns, rather than broad-based “awareness” campaigns. Potential customers are identified through direct contact, responses to requests for information, attendance at trade shows and through industry contacts.    We principally focus on trade show participation, seminar series for specific industries or professionals and ongoing lead generation through our sales force.

The GE sales force takes the lead in the sales and marketing efforts of the Asset Manager joint venture .

We use reference customers to assist us in our marketing efforts, both through direct contact with potential customers and through site branding and case studies.  We also rely on our co-marketing partners to assist in our marketing efforts.

4.9                     Technology Platform

ADB has devoted significant resources to developing its proprietary software technology. The technology platform is constructed using distributed software technologies which allow rapid redevelopment and deployment of new software technology in order to take advantage of emerging business opportunities.

Our company’s technology platform is based on Microsoft core applications, including the Windows NT operating system and a SQL server relational database, all residing on scaleable hardware.  The software is constructed using an advanced proprietary XML framework and resides on an N-tier architecture.  The support of open systems allows integration with a large variety of existing commercial, proprietary and legacy applications.

4.10              Software Development & Technology

Based on the relative pricing and functionality of our products as compared with those of competitors, we believe that our proprietary software provides a competitive advantage, and that our future success depends, in part, on our ability to continue developing and enhancing that software.  Therefore, we have focused our software development and technology efforts on the continued development of our proprietary software offerings.  Presently, 14 of our staff members are dedicated to product development and maintenance.

Our ongoing software development and technology efforts are aimed at the continued “productization” of specific elements of our software, enhancing the features and functionality of our existing software components, the development of new software components, and the integration of superior third party technology into our environment.  Productization involves the development of reusable applications to reduce programming time and costs for customer implementations.

Our software development and technology expenditures were approximately $3.257 million for the year ended December 31, 2004,  $2.817 million for the year ended December 31, 2003 and $4.101 million for the year ended December 31, 2002, including salaries and related expenses of our personnel engaged in research and development. Research and development activities in 2004 included the development of version 2.0 of our DYN@MIC BUYER Solution and the development of a new materials tracking module within our WorkMate application.

Our software development and technology activities in 2004 included the ongoing development of a new applications framework implemented in Microsoft .Net. The new framework will be used as the foundation all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications. In addition, version 1.0 of new asset tracking and document management products were released.

4.11              Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and technical measures, to establish and protect our proprietary rights.

In March 1999 and July 2001, we received patents from the U.S. Patent and Trademark Office covering the process whereby we conduct Dutch auctions over electronic distribution channels. We have patent applications pending in Canada covering the same technology.  We also continue to explore other patent opportunities, and may have other applications pending from time to time.  We do not believe, however, that our ability to obtain patents is material to our success or results.

Our proprietary software is subject to common law copyright protection, but we do not have, and do not intend to pursue, any registered copyrights.  Common law protection may be narrower than that which we could obtain under registered copyrights.  As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements.  The source code for our proprietary software is protected as a trade secret.

Our major trademarks or tradenames include: ADB; POWERED BY ADB; PROCUREMATE, WORKMATE, DYNAMIC SELLER and DYNAMIC BUYER. Except for DYNAMIC SELLER and DYNAMIC BUYER, which are unregistered, all of these trademarks and tradenames are the subject of pending applications for registration in one or all of the United States, Canada and Norway. We also claim rights in other unregistered trademarks.

Our competitive position is also dependent upon our unpatented trade secrets.  In an effort to protect our trade secrets, and as part of our confidentiality procedures, we generally enter into confidentiality and non-disclosure agreements with our employees and consultants and generally limit access to and distribution of our software, documentation and other proprietary information.  Additionally, we limit physical access to our premises, software and hardware and employ security measures to protect against damage or theft.

The Company entered into a Patent License Agreement with NCR Corporation on April 29th, 2002.  The agreement provides the Company with access to specific technology patents over a seven-year period for US$100,000 annually.

4.12              Competition

The market for each solution comprising our asset lifecycle management suite is intensely competitive.  Many of the companies we compete with have much greater financial, technical, research and development resources than us.

To remain and become more competitive, we will need to make continued investments in product development and improve our market visibility and financial situation.

 Although we offer a broad range of asset lifecycle management solutions, we face significant competition in each of the component product areas from the following companies:

•                  Sourcing – Procuri, Inc., B2E Markets, Inc., Emptoris, Inc., Moai Technologies, Inc.

•                  Procurement – MRO Software, Inc., Ariba, Inc., and broader ERP solution providers such as SAP AG, and Oracle Corporation

•                  EAM – related solutions – Datastream Ltd., MRO Software, Inc., Indus International Inc., Mincom Ltd.,  (and broader ERP solution providers such as SAP AG, and Oracle Corporation)

•                  Sales solutions – eBay Inc.

In addition, many organizations use in-house developers to develop solutions for certain elements of the asset lifecycle.

4.13              Customer Concentration

ADB maintains excellent working relationships with a number of key organizations such as BP, GE CEF and the National Health Services (UK). If our business or contractual relationships with any these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues. For additional information on the business risks involved with our joint venture see section 5.0 Risk Factors of this AIF under the heading, “Our limited operating history in our current business as a combined entity and our joint venture with GE Commercial Finance makes evaluating our business difficult”.

4.14              Employees

As of March 15, 2005 we employed a total of 46 full-time employees and one part-time employee as follows:

	North America	Ireland and UK	Norway
Sales and Marketing	4	1	2
Technical Services	4	1	9
Product Group	4	0	10
Finance and Admin	4	1	2
Executive	3	0	1
TOTAL	19	3	24

The number of our employees as of March 15, 2005 represents a 5% decrease in our workforce as compared with the number of our employees as of May 12, 2004. None of our employees are represented by a labor union, and we consider our employee relations to be good.

4.15              Foreign Operations

ADB is structured into three business units:  North America, Ireland and the U.K. and Norway.  Each of these business units serves a local customer base.  Customers from other parts of the world, including Asia and South America are also served by these business units.

While an increase in sales from our North America business unit is expected, we rely heavily on the performance of our Norway and Ireland and U.K. business units.

Operating as an organization with an international presence and an international base of customers exposes ADB to a number of risks and uncertainties that may impact our operational performance.  These risks and uncertainties are discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) included in our Annual Report for the financial year ended December 31, 2004, which is incorporated herein by reference.

5.0            RISK FACTORS

The following is a summary of certain risks and uncertainties which we face in our business.  This summary is not meant to be exhaustive.  These risk factors should be read in conjunction with other cautionary statements, which we make in this AIF and in our other public reports, registration statements and public announcements.

We will need additional capital and if we are unable to secure additional financing when we need it, we may be required to significantly curtail or cease our operations.

The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, sales of equity to, and investments from, strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations. While the Company’s consolidated financial statements for the year-ended December 31, 2004 have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2004. Management’s 2005 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in Norway, UK and North America.  In addition, management believes that it has the ability to raise additional financing if required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond 2005 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties.

As of December 31, 2004, we had cash on hand and marketable securities of approximately $453,000.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2  to our financial statements in our Annual Report for the year ended December 31, 2004, incorporated by reference herein, a discussion about the ability of our company to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted.  If we raise funds by selling preference shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares.  If we incur debt, the holders of such debt may be granted security interests in our assets.  Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

We are not profitable and we may never become profitable.

We have accumulated net losses of approximately $104.9 million as of December 31, 2004.  For the year ended December 31, 2004 our net loss was $5.104 million.  We have never been profitable and expect to continue to incur losses for the foreseeable future.  We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

Our limited operating history in our current business as a combined entity and our joint venture with GE Commercial Finance makes evaluating our business difficult.

Since we were founded in September 1995, and until 1999 we operated solely as an online retailer of computer and other goods.  In 2000, we shifted our focus to providing dynamic pricing solutions.  In October 2001, we acquired ADB Systemer ASA of Norway, a provider of enterprise asset management and electronic procurement software and services.   While ADB Systemer has operated since 1988, we have only a limited operating history as a combined entity on which you can base your evaluation of our business and prospects.

In December 2003 we formed the joint venture, GE Asset Manager LLC with GE Commercial Finance. Growing this business venture has required the Company to shift focus from a broad spectrum of customers to focusing on a small number of large clients.  By further investing in our relationship with GE Commercial Finance we are increasing our business risk by becoming substantially dependent on the business generated by the joint venture. Much of this risk is mitigated by the maturing nature of our joint venture relationship with GE Commercial Finance and over the past year Asset Manager completed two successful pilots. Our business risks are additionally mitigated by our access to GE Commercial Finance’s sales force, which operate as an outsourced sales force for Asset Manager.

Our business and prospects must be considered in light of the risks, uncertainties and expenses frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets.  Our business strategy may not be successful and we may not successfully address those risks.

We may experience increasingly longer sales cycles.

A significant portion of our revenue in any quarter is derived from a relatively small number of contracts.  We often experience sales cycles of six (6) to eighteen (18) months.  If the length of our sales cycles increases, our revenues may decrease and our quarterly results would be adversely affected.  In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed.  We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.   Any significant shortfall in revenues relative to our planned expenditures would have a material adverse effect on our business, financial condition, cash flows and results of operations.

Potential fluctuations in our financial results make financial forecasting difficult.

Our operating results have varied on a quarterly basis in the past and may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

•                                                                                          general economic conditions as well as economic conditions specific to our industry;

•                                                                                          long sales cycles, which characterize our industry;

•                                                                                          implementation delays, which can affect payment and recognition of revenue;

•                                                                                          any decision by us to reduce prices for our solutions in response to price reductions by competitors;

•                                                                                          the amount and timing of operating costs and capital expenditures relating to monitoring or expanding our business, operations and infrastructure; and

•                                                                                          the timing of, and our ability to integrate, any future acquisition, technologies or products or any strategic investments or relationships into which we may enter.

Due to these factors, our quarterly revenues and operating results are difficult to forecast.  We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors.  In such event, the trading price of our common shares would almost certainly be materially adversely affected.

Our share price has fluctuated substantially and may continue to do so.

The trading price of our common shares on The Toronto Stock Exchange and on the NASDAQ Over the Counter Bulletin Board (“OTCBB”) has fluctuated significantly in the past and could be subject to wide fluctuations in the future. The market prices for securities of technology companies have been highly volatile.   These companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to their operating performance.  Broad market and industry factors may materially and adversely affect the market price of our common shares, regardless of our operating performance. In addition, fluctuations in our operating results, and concerns regarding our competitive position can have an adverse and unpredictable effect on the market price of our shares.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, results of operations, cash flow, financial condition and prospects.

Your ability to buy or sell our common shares on the OTCBB may be limited.

On June 3, 2002, we transferred the listing of our common shares from the Nasdaq National Market to the Nasdaq SmallCap Market.  On August 22, 2002, our common shares were delisted from the Nasdaq SmallCap Market because we did not satisfy the minimum bid price per share requirement for continued listing on that market.  Our common shares immediately became eligible for and began trading on the OTCBB.  The OTCBB is generally considered to be a less efficient market than the Nasdaq National Market or the Nasdaq SmallCap Market on which our shares previously traded.  As a result, your ability to buy or sell our common shares on the OTCBB may be limited.  In addition, since our shares are no longer listed on the Nasdaq National Market or Nasdaq SmallCap Market, our shares may be subject to the “penny stock” regulations described below.  De-listing from the Nasdaq National Market and the Nasdaq SmallCap Market will not affect the listing of the common shares on The Toronto Stock Exchange.

Our common shares may become subject to “Penny Stock” regulations which may affect your ability to buy or sell our common shares.

Our common shares have traded on the Nasdaq National and Small Cap Markets and on the OTCBB at prices below US$5.00 since April 2000 (on a pre-consolidation basis).  As a result, our shares may become characterized as “penny stocks” which could severely affect market liquidity.  The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.

Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than US$5.00 per share, subject to certain exceptions.  Such exceptions include any equity security listed on Nasdaq or a national securities exchange and any equity security issued by an issuer that has:

•                                                                                          net tangible assets of at least US$2,000,000, if such issuer has been in continuous operation for three years;

•                                                                                          net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years; or

•                                                                                          average annual revenue of at least US$6,000,000, if such issuer has been in continuous operation for less than three years.

Unless an exception is available, the regulations require, prior to any transaction involving a penny stock, delivery of a disclosure schedule explaining the penny stock market and the risks associated therewith.  The penny stock regulations would adversely affect the market liquidity of our common shares by limiting the ability of broker/dealers to trade the shares and the ability of purchasers of our common shares to sell in the secondary market.  Certain institutions and investors will not invest in penny stocks.

The markets in which we operate are highly competitive.

The market for asset lifecycle management solutions is rapidly evolving and intensely competitive.  We face significant competition in each segment of our business (sourcing, procurement, enterprise asset management and asset disposition).  We expect that competition will further intensify as new companies enter the different segments of our market and larger existing companies expand their product lines.  If the global economy continues to lag, we could face increased competition, particularly in the form of lower prices.

Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we.   We cannot assure you that we will be able to compete with them effectively. If we fail to do so, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may not be able to retain or attract the highly skilled personnel we need, in particular as a result of our recent workforce reductions.

Our success is substantially dependent on the ability and experience of our senior management and other key personnel.  We do not have long-term employment agreements with any of our key personnel and maintain no “key person” life insurance policies.

In 2002, we implemented a workforce reduction.  We experienced some attrition during 2003 as a result of the reduction. The number of our employees as of March 15, 2005 represents a 5% decrease in our workforce as compared with the number of our employees as of May 12, 2004.  We may need to hire new or additional personnel to respond to attrition or future growth of our business.  However, there is significant competition for qualified personnel. We cannot be certain we will be able to retain existing personnel or hire additional, qualified personnel when needed.

Significant delays in product development would harm our reputation and result in loss of revenue.

If we experience significant product development delays, our position in the market would be harmed, and our revenues could be substantially reduced, which would adversely affect our operating results.  As a result of the complexities inherent in our software, major new product enhancements and new products often require long development and test periods before they are released.  On occasion, we have experienced delays in the scheduled release date of new or enhanced products, and we may experience delays in the future.  Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors or a failure of our current or future products to conform to industry requirements.  Any such delay, or the failure of new products or enhancements in achieving market acceptance, could materially impact our business and reputation and result in a decrease in our revenues.

We may have to expend significant resources to keep pace with rapid technological change.

Our industry is characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices.  Any of these could hamper our ability to compete or render our proprietary technology obsolete.  Our future success will depend, in part, on our ability to:

•                                                                                          develop new proprietary technology that addresses the increasingly sophisticated and varied needs of our existing and prospective customers;

•                                                                                          anticipate and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;

•                                                                                          continually improve the performance, features and reliability of our products in response to evolving market demands; and

•                                                                                          license leading technologies.

We may be required to make substantial expenditures to accomplish the foregoing or to modify or adapt our services or infrastructure.

Our business could be substantially harmed if we have to correct or delay the release of products due to software bugs or errors.

We sell complex software products.  Our software products may contain undetected errors or bugs when first introduced or as new versions are released.  Our software products may also contain undetected viruses.  Further, software we license from third parties and incorporate into our products may contain errors, bugs or viruses.  Errors, bugs and viruses may result in any of the following:

•              adverse customer reactions;

•              negative publicity regarding our business and our products;

•              harm to our reputation;

•              loss of or delay in market acceptance;

•              loss of revenue or required product changes;

•              diversion of development resources and increased development expenses;

•              increased service and warranty costs;

•              legal action by our customers; and

•              increased insurance costs.

Systems defects, failures or breaches of security could cause a significant disruption to our business, damage our reputation and expose us to liability.

We host certain websites and sub-sites for our customers.  Our systems are vulnerable to a number of factors that may cause interruptions in our ability to enable or host solutions for third parties, including, among others:

•                                                                                          damage from human error, tampering and vandalism;

•                                                                                          breaches of security;

•                                                                                          fire and power losses;

•                                                                                          telecommunications failures and capacity limitations; and

•                                                                                          software or hardware defects.

Despite the precautions we have taken and plan to take, the occurrence of any of these events or other unanticipated problems could result in service interruptions, which could damage our reputation, and subject us to loss of business and significant repair costs.  Certain of our contracts require that we pay penalties or permit a customer to terminate the contract if we are unable to maintain minimum performance levels.   Although we continue to take steps to enhance the security of our systems and ensure that appropriate back-up systems are in place, our systems are not now, nor will they ever be, fully secure.

Our business has undergone dramatic expansion and retraction phases since our formation.  We may not be able to manage further dramatic expansions and retractions in future.

Our business has undergone dramatic expansion and retraction since our formation, which has placed significant strain on our management resources.  If we should grow or retract dramatically in future, there may be further significant demands on our management, administrative, operating and financial resources.  In order to manage these demands effectively, we will need to expand and improve our operational, financial and management information systems and motivate, manage and retain employees.  We cannot assure you that we will be able to do so, that our management, personnel or systems will be adequate, or that we will be able to achieve levels of revenue commensurate with the resulting levels of operating expenses.

International sales account for a significant portion of our revenue, which exposes us to certain risks.

We currently operate in Canada, Norway, Ireland, the United States and England.  In the 2004 fiscal year, sales to customers outside North America represented approximately 84% of our revenues. There are risks inherent in doing business on a global level, including:

•                                          difficulties in managing and staffing an organization spread across several continents;

•                                          differing laws and regulatory requirements;

•                                          political and economic risks;

•                                          currency and foreign exchange fluctuations and controls;

•                                          tariffs, customs, duties and other trade barriers;

•                                          longer payment cycles and problems in collecting accounts receivable in certain countries;

•                                          export and import restrictions;

•                                          the need for product compliance with local language and business customs;

•                                          seasonal reductions in business activity during the summer months in Europe and elsewhere; and

•                                          potentially adverse tax consequences.

Any of these risks could adversely affect the success of our global operations.

Acquisitions of companies or technologies may result in disruptions to our business and/or distractions for our management.

We acquired ADB Systemer ASA of Norway in October 2001.  In the future, we may seek to acquire other businesses or make investments in complementary businesses or technologies. We may not be able to acquire or manage additional businesses profitably or successfully integrate any acquired businesses with our business.  Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations.  Certain liabilities, even if we do not expressly assume them, may be imposed on us as the successor to the business.  Further, each acquisition may involve other special risks that could cause the acquired businesses to fail to meet our expectations.  For example:

•                                                                                          the acquired businesses may not achieve expected results;

•                                                                                          we may not be able to retain key personnel of the acquired businesses;

•                                                                                          we may incur substantial, unanticipated costs, delays or other operational or financial problems when we try to integrate businesses we acquire with our own;

•                                                                                          our management’s attention may be diverted; or

•                                                                                          our management may not be able to manage the combined entity effectively or to make acquisitions and grow our business internally at the same time.

The occurrence of one or more of these factors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, we may incur debt or issue equity securities to pay for any future acquisitions or investments, which could dilute the ownership interest of our existing shareholders.

If we are unable to successfully protect our intellectual property or obtain certain licenses, our competitive position may be weakened.

Our performance and ability to compete are dependent in part on our technology.  We rely on a combination of patent, copyright, trademark and trade secret laws as well as confidentiality agreements and technical measures, to establish and protect our rights in the technology we develop. We cannot guarantee that any patents issued to us will afford meaningful protection for our technology.  Competitors may develop similar technologies which do not conflict with our patents.  Others may challenge our patents and, as a result, our patents could be narrowed or invalidated.

Our software is protected by common law copyright laws, as opposed to registration under copyright statutes.  Common law protection may be narrower than that which we could obtain under registered copyrights.  As a result, we may experience difficulty in enforcing our copyrights against certain third parties.  The source code for our proprietary software is protected as a trade secret.  As part of our confidentiality protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information.  We cannot assure you that the steps we take will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In order to protect our intellectual property, it may be necessary for us to sue one or more third parties.  While this has not been necessary to date, there can be no guarantee that we will not be required to do so in future to protect our rights. The laws of other countries may afford us little or no protection for our intellectual property.

We also rely on a variety of technology that we license from third parties, including our database and Internet server software, which is used to perform key functions.  These third-party technology licenses may not continue to be available to us on commercially reasonable terms, or at all. If we are unable to maintain these licenses or obtain upgrades to these licenses, we could be delayed in completing or prevented from offering some products or services.

Others could claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation.

Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights.  We may be required at times to take legal action in order to protect our proprietary rights.  Also, from time to time, we may receive notice from third parties claiming that we infringe their patent or other proprietary rights. In the past, a certain third party claimed that certain of our technology infringed their intellectual property rights.  The Company does not believe it does or ever has infringed the intellectual property rights of any third party.  The claim with the particular third party has been resolved through licensing arrangements.  There can be no assurances that other third parties will not make similar claims in the future.

We believe that infringement claims will increase in the technology sector as competition intensifies.  Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others.  Such litigation is costly, and even if we prevail, the cost of such litigation could harm us.  If we do not prevail or cannot fund a complete defense, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license.  We cannot be certain that any required license would be available to us on acceptable terms, or at all.  If we fail to obtain a license, or if the terms of a license are burdensome to us, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our product strategy is partially dependent upon the continued acceptance and use of the Internet as a medium of commerce.

Our success depends in part on the continued growth of the Internet and reliance on and use of the Internet by businesses.  Because use of the Internet as a source of information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether the market for commercial use of the Internet will continue to develop and expand.

The Internet may not be commercially viable for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements.  In addition, the Internet’s viability as a commercial marketplace could be adversely affected by delays in the development of services or due to increased government regulation.    Moreover, concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, our business would be materially and adversely affected.

Our business is sensitive to the overall economic environment. Any slowdown in information technology spending budgets could harm our operating results.

Any significant downturn in our customers’ markets or in general economic conditions that results in reduced information technology spending budgets would likely result in a decreased demand for our products and services, longer selling cycles and lower prices, any of which may harm our business.

We are subject to risks associated with exchange rate fluctuations.

Substantially all of our revenues are in European currencies or U.S. dollars, while the majority of our operating expenses are in Canadian dollars and Norwegian kroner.  We do not have any hedging programs in place to manage the potential exposure to fluctuations in the Canadian dollar or Norwegian kroner exchange rates.  Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar or Norwegian kroner could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our preference shares could prevent or delay a takeover that some or a majority of shareholders consider favorable.

Our Board of Directors, without any further vote of our shareholders, may issue preference shares and determine the price, preferences, rights and restrictions of those shares.  The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preference shares that may be issued in the future.  That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon distribution than those for our common shares.  If we issue certain types of preference shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares and such issuance may, in certain circumstances, deter or delay mergers, tender offers or other possible transactions that may be favored by some or a majority of our shareholders.

6.0            DESCRIPTION OF CAPITAL STRUCTURE

6.1                     Share Capital

Common Shares

The Company is authorized to issue an unlimited number of common shares. The holders of the common shares of our Company are entitled to receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held at all meetings of the shareholders of our Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. Subject to the prior rights of the holders of preference shares of our Company and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares are entitled to receive dividends and our Company will pay dividends, as and when declared by our Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of preference shares and to any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares will be entitled to receive the remaining property and assets of the Company.   There are no redemption or sinking-fund provisions that attach to the common shares, nor are there any provisions that discriminate against existing or prospective holders of common shares as a result of owning a substantial number of shares.  The holders of our common shares are not liable to further capital calls by the Company.

Dividends

The Company does not anticipate paying dividends on its common shares in the foreseeable future and intends to retain future earnings for reinvestment in its business.

Preference Shares

Our articles of incorporation authorize the issuance of an unlimited number of preference shares, in one or more series. The Business Corporations Act (Ontario) does not impose restrictions upon our Board of Directors issuing preference shares of the type authorized by our articles of incorporation. Our Board of Directors may fix, before issuing, the number of preference shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preference shares of each series, including any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining the dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Company, any sinking fund or other provisions, the whole to be subject to the issue of a Certificate of Amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preference shares of the series. Our articles of incorporation require that preference shares of each series must, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares ranking junior to the preference shares. The preference shares of one series shall participate ratably with the preference shares of every other series in respect of all dividends and similar amounts.  The holders of our preference shares are not liable to further capital calls by the Company.  None of our preference shares are currently issued or outstanding.

Common Share Purchase Warrants and Convertible Notes

As at December 31, 2004, the Company has issued additional securities, which are convertible into common shares of the Company, the details of which are disclosed in Note 8 and Note 10 of the Company’s Annual Financial Statements for the fiscal year ended December 31, 2004 which is included in the Company’s 2004 Annual Report which is hereby incorporated by reference.

6.2                     Constraints

Limitations on Rights to Own Securities

There is no limitation imposed by Canadian law or by the articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights, other than as provided in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act.  The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Canada Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada.

An investment in our voting shares by a non-Canadian (other than a “World Trade Organization Investor,” as defined below) would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our Company, and the value of our assets were $5.0 million or more.  An investment in our voting shares by a World Trade Organization Investor would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our Company, and the value of our assets equaled or exceeded $250 million.  A non-Canadian, whether a World Trade Organization Investor or otherwise, would acquire control of us for purposes of the Investment Canada Act if he or she acquired a majority of our voting shares.  The acquisition of less than a majority, but at least one-third of our voting shares, would be presumed to be an acquisition of control of our Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of voting shares.  In general, an individual is a World Trade Organization Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“World Trade Organization Member”) or has a right of permanent residence in a World Trade Organization Member.  A corporation or other entity will be a World Trade Organization investor if it is a “World Trade Organization investor-controlled entity” pursuant to detailed rules set out in the Investment Canada Act.  The United States is a World Trade Organization Member.

Certain transactions involving our voting shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of our voting shares if the acquisition were made in connection with the person’s business as a trader or dealer in securities; (b) an acquisition of control of our Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our Company, through the ownership of voting interests, remains unchanged.

Change of Control

Our authorized capital includes an unlimited number of preference shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preference shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preference shares that the Board of Directors may issue in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preference shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

Our articles do not contain any provisions that govern the ownership threshold above which shareholder ownership must be disclosed.

7.0            MANAGEMENT’S DISCUSSION AND ANALYSIS

The information contained under “Management’s Discussion and Analysis” in the Company’s Annual Report for the year ended December 31, 2004, made available to all shareholders of the Company and filed with various regulatory authorities is incorporated herein by reference. This information is available on the SEDAR website at www.sedar.com.

8.0            MARKET FOR SECURITIES

8.1                     Trading Price and Volume

The Company’s Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol ADY and on the Over The Counter Bulletin Board (“OTCBB”) under the symbol ADBYF.

Toronto Stock Exchange 2004 - ADY (C$)

Month	Open	High	Low	Close	Volume
December	0.20	0.28	0.19	0.21	152,433
November	0.19	0.22	0.16	0.19	115,690
October	0.21	0.23	0.18	0.19	84,205
September	0.27	0.31	0.19	0.20	101,600
August	0.29	0.34	0.27	0.27	33,428
July	0.34	0.36	0.28	0.30	35,752
June	0.26	0.38	0.26	0.33	59,431
May	0.35	0.38	0.25	0.25	36,715
April	0.35	0.38	0.32	0.36	34,571
March	0.40	0.42	0.34	0.36	129,517
February	0.40	0.52	0.39	0.40	172,055
January	0.39	0.45	0.39	0.40	118,723

OTCBB 2004 - ADBYF (US$)

Month	Open	High	Low	Close	Volume
December	0.16	0.22	0.15	0.15	63,441
November	0.13	0.18	0.12	0.16	73,461
October	0.15	0.17	0.14	0.15	48,678
September	0.20	0.24	0.15	0.15	19,154
August	0.22	0.25	0.19	0.20	12,176
July	0.24	0.27	0.21	0.22	15,113
June	0.20	0.29	0.18	0.24	36,868
May	0.26	0.28	0.20	0.24	20,449
April	0.27	0.29	0.23	0.29	28,119
March	0.30	0.32	0.26	0.26	82,457
February	0.30	0.41	0.30	0.30	68,002
January	0.29	0.36	0.28	0.31	55,316

8.2                     Prior Sales

During the financial year ending December 31, 2004, the Company entered into the following agreements for the issuance of securities. The material terms and conditions attaching to each of these private placements are as follows:

a.               SERIES F NOTES: On May 19, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000 for net proceeds of $474,000.  The Series F notes have an annual rate of interest of 7 percent paid quarterly in arrears, mature May 19, 2007 and are convertible into equity units at a price of $0.31 per unit.  Each equity unit consists of one common share and one half of a common share purchase warrant with an exercise price of $0.50.  The warrants expire on May 19, 2007.  The Series F secured subordinated notes will automatically convert into units when the share price of the Company closes above $0.70 for five consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  The Series F notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes. The material change report, discussing this transaction, filed on SEDAR (www.sedar.com) on May 27, 2004 is hereby incorporated by reference.

b.              SERIES G NOTES:  On June 15, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000 for net proceeds of $1,624,000.  The Series G notes mature June 15, 2007, have an annual rate of interest of 11 percent (as amended October 21, 2004) payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit.  Each equity unit consists of one common share and one half of a common share purchase warrant with an exercise price of $0.50.  The warrants expire on June 15, 2008.  The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes. The material change report disclosing this transaction filed on SEDAR (www.sedar.com) on June 25, 2004 is hereby incorporated by reference.

c.               SERIES H NOTES: On October 21, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000 for net proceeds of $500,000.  The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit.  Each equity unit consists of one common share and one half of a common share purchase warrant with an exercise price of $0.40.  The warrants expire on October 21, 2008.  The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term.  Holders may convert the notes into units at anytime following a four-month hold period.  If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes. The material change report discussing this transaction filed on SEDAR (www.sedar.com) on October 28, 2004 is hereby incorporated by reference.

d.              EQUITY PRIVATE PLACEMENT:  On November 25 and December 6, 2004, the Company completed a transaction resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 for gross proceeds of $1,000,000.  The warrants expire on December 6, 2008.  Gross proceeds were comprised of $800,000 in cash and $200,000 in past services.  Issuance costs in the amount of $61,000 were incurred, including $19,000 representing the fair value of 150,000 compensation options issued to First Associates Investments Inc.  The compensation options are exercisable into 150,000 equity units at a price of $0.20 per unit.  Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.35 and an expiry date of December 6, 2008.  The compensation options expire on December 6, 2006.  Included in this private placement were 100,000 shares issued to a director of the Company for net proceeds of $20,000. The material change report discussing this transaction filed on SEDAR (www.sedar.com) on December 6, 2004 is hereby incorporated by reference.

9.0            DIRECTORS AND OFFICERS

The names, location of residence, positions with the Company and the principal occupations of the directors and senior officers of the Company are set out below. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of the Company’s bylaws and applicable laws to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director. As at March 17, 2005 the number of common shares beneficially owned by the current directors and officers as a group is 4,590,086 representing approximately 6.3% of the issued shares of the Company.  These figures do not include the shares denoted by a (*) in the following table which are held by a former director and former officer who ceased to hold positions with the Company as at March 17, 2005.

Name and Municipality of Residence	Principal Occupation for the Preceding Five Years	Director /Officer Since	Position with the Company	Approximate number of shares of the Company beneficially owned directly or indirectly
JEFFREY LYMBURNER, 48, Oldsmar, Florida	Chief Executive Officer since August 1, 1999 and a founding shareholder of the Company. President of the Company from its founding in 1995 to October 11, 2001. Prior to the founding of the Company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data business, from 1990 to 1995.	May 28, 1996	Chief Executive Officer, Director & Acting Chairman	3,211,975

T. CHRISTOPHER BULGER, (1)(2)(3) 48, Toronto, Ontario	Chairman and CEO of Megawheels Technologies Inc., a web-based classified advertising platform provider in the automotive newspaper and real estate sectors, with enterprise systems for auto dealerships. Executive Vice President of the Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998.	May 28, 1996	Director	265,000

PAUL GODIN, (1)(2)52, Kleinburg, Ontario	Mr. Godin is a private investor. From 1999 to March 2001 he was Chairman of The Art Vault International Limited. Aside from being one of the founding shareholders of the Company in 1995, Mr. Godin was Chief Executive Officer of the Company from its founding in 1995 to August 1, 1999, and Chairman of the Board of Directors from June 17, 1996 to June 14, 2000.	May 28, 1996	Director	232,667

JIM MOSKOS, 42, Toronto, Ontario	President of the ADB Technology Group since October 19, 1999. Vice President - Technology of the Company from September 1997 to October 19, 1999. Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development from September 1994 to August 1997.	June 7, 1999	President, ADB Technology Group & Director	21,375

JAN PEDERSEN, 47, Sola, Norway	President of our Norwegian Operations since October 11, 2001 and currently responsible for ADB System International’s European operations. Prior to that, Mr. Pedersen founded and acted as CEO of ADB Systemer ASA since 1988.	June 12, 2002	President, ADB Systemer AS & Director	767,019

DARROCH ROBERTSON, 53, London, Ontario	Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past five years. He was the Director of the undergraduate HBA program at the Ivey School. Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company. Mr. Robertson is also an elected member of council for the Institute of Chartered Accountants of Ontario, where he currently serves on the audit committee and by-laws committee.	June 25, 2003	Director	5,000

GLEN WHYTE ,(1)(2)(3)48, Toronto, Ontario

Associate Dean, Curriculum, Rotman School of Management, University of Toronto - a position he was appointed to in 2001. In 2000, Mr. Whyte was the Conway Chair in Business Ethics, Rotman School of Management. From 1998 to 1999, Mr. Whyte was the Simon Reisman Chair at the Treasury Board of Canada Secretariat. In 1998, Mr. Whyte was Full Professor, Organizational Behaviour and Human Resource Management, Rotman School of Management.

		April 16, 2003 - Resigned June 23, 2004	Director	208,333 (*)

DUNCAN G. COPELAND, 47 North Potomac, MD, USA	Mr. Copeland is President of Copeland and Company, a consultancy based in Potomac, Maryland. He has been a Director of the corporation since its inception, except for the period from 2001-2004. Mr. Copeland has been a member of the faculties of the Richard Ivey School of Business, The University of Western Ontario and Georgetown University. He is a trustee of the Charles Babbage Foundation. Mr. Copeland holds a doctorate from the Harvard Business School.	June 23, 2004	Director	87,050

AIDAN ROWSOME, 44, Leixlip, Country Kildare, Ireland

Vice-President, Global Sales, has been with the Company since August 1999 when he joined as Managing Director, Europe. From June 1998 to July 1999. Mr. Rowesome was Chief Operations Officer for Nua Internet Consultancy responsible for all project operations. Prior to that Mr. Rowsome spent 8 years as General Manager. European Operations for Quarterdeck Corporation, no part of Symantec Group.

		November 31, 2002 – Ceased as an officer February 25, 2005	Vice-President Global Sales	62,500 (*)

MICHAEL ROBB, 42 Ajax, Ontario

Mike Robb is Chief Financial Officer for ADB Systems, responsible for all of the Company’s financial and administrative activities. He brings more than 15 years of finance experience, including venture capital activities, private equity transactions and mergers and acquisitions. Most recently, Mr. Robb served as Vice President of Finance for Westaim Partners, a Toronto venture capital firm. Previously, he served as Director of Finance for Classwave Wireless Inc. and Director of Finance for Bid.Com. Mr. Robb is a Certified Management Accountant and a member of the Society of Management Accountants of Ontario.

		August 12, 2003	Chief Financial Officer	Nil

(1)          Member of the Management Resources and Compensation Committee,

(2)          Member of the Corporate Governance Committee.

(3)          Member of the Audit Committee.

9.1                     Bankruptcies

Paul Godin, a director of our company, was the founding shareholder, an executive officer and a director of The Art Vault. In March 2001, The Art Vault made an assignment in bankruptcy under the laws of the Province of Ontario, due to economic conditions and a lack of available funding.

10.0     PROMOTERS

 In connection with our recent financings ADB has employed the assistance of Tim Richardson, of Pinnacle Consulting as a promoter of the Company. Mr. Richardson currently holds 275,000 common shares in the Company which he purchased at $0.23 per unit. Each unit consisted of one common share and one whole common share purchase warrant that can be converted into one share at $0.40, and which expire on December 6, 2008. For his services as a promoter of the Company Mr. Richardson receives remuneration of US$12,000.00 per month.

11.0     LEGAL PROCEEDINGS

Neither the Company nor any of its subsidiaries is a party to, or the subject of, any material legal proceedings.

12.0     RELATED PARTY TRANSACTIONS

For additional information regarding related party transactions, see the information contained under “Management’s Discussion and Analysis – Transactions with Related Parties” in the Company’s Annual Report for the year ended December 31, 2004, which is herein incorporated by reference. See also the description of “The Brick Transaction” that is described earlier in this AIF under the heading “History and Development”.

On August 30, 2002, the Company entered into a private placement agreement of secured subordinated notes (Series A, B and D notes) with a group of private investors for total gross proceeds of $1.12 million.   The notes are secured by a general security agreement on the property and assets of ADB.

The following officers and directors purchased the Series D notes: Chris Bulger, a director of the Company, purchased $20,000 of Series D notes that have not yet been converted.  Paul Godin, a director of the Company, purchased $25,000 of Series D notes that were converted on December 13, 2002 to 208,333 common shares and 104,167 share purchase warrants. Jeff Lymburner, CEO and a director of the Company, purchased $75,000 of Series D notes of which $54,750 were converted on April 1, 2004  to 456,250 shares and 228,125 share purchase warrants The 228,125 common share purchase warrants were exercised into an equal number of common shares by April 19, 2004. The remaining $20,250 of Series D notes have yet to be converted as of June 18, 2004. Aidan Rowsome, VP Global Sales of the Company, purchased $15,000 of Series D notes that were converted on February 3, 2003 to 125,000 common shares and 62,500 share purchase warrants.

On May 9, 2003, the Company issued 666,666 common shares to Jeff Lymburner, CEO of the Company, in consideration of gross proceeds of $200,000 as part of a private placement financing.

On June 26, 2003, the Company issued 4,879,000 common shares at a price of $0.24 per share and 2,733,000 common share-purchase warrants exercisable into one common share at $0.40 per share for net proceeds of $1.148 million.  Included in this private placement were 2,146,000 shares issued to Jeffrey Lymburner, CEO and director of the Company for total net proceeds of $505,000.

On August 19, 2003 the Company issued to private investors Series E secured subordinated notes in the aggregate principal amount of $1.0 million for net proceeds of $987,000.  The notes are secured by a general security agreement on the property and assets of ADB.  A total of $100,000 of the principal amount of Series E notes was issued to the following directors and/or senior officers of the Company: Paul Godin a director of the Company, purchased Series E notes in the principal amount of $50,000;  James Moskos, an officer and director of the Company purchased Series E notes in the principal amount of $35,000; and Mike Robb, an officer of the Company purchased Series E notes in the principal amount of $15,000.

On June 15, 2004 the Company issued to private investors Series G secured subordinated notes in the aggregate principal amount of $1.71 million for net proceeds of $1.48 million.  A total of $170,000 of the principal amount of Series G notes was issued to the following directors and/or senior officers of the Company: Jeffrey Lymburner, an officer and director of the Company, purchased Series G notes in the principal amount of $100,000;  Jan Pedersen, an officer and director of the Company purchased Series G notes in the principal amount of $60,000; and James Moskos, an officer and director of the Company purchased Series G notes in the principal amount of $10,000.

On October 21, 2004 the Company issued to private investors Series H secured subordinated notes in the aggregate principal amount of $520,000 for net proceeds of $477,000.  A total of $270,000 of the principal amount of Series H notes was issued to the following directors and/or senior officers of the Company: Jeffrey Lymburner, an officer and director of the Company, purchased Series H notes in the principal amount of $200,000;  Paul Godin, a director of the Company purchased Series H notes in the principal amount of $50,000; and James Moskos, an officer and director of the Company purchased Series G notes in the principal amount of $20,000.

On December 6, 2004, the Company completed a private placement resulting in the issuance of 5,000,000 shares at a price of $0.20 per share and 5,000,000 common share-purchase warrants exercisable into one common share at a price of $0.35 for gross proceeds of $1.0 million.  Included in this private placement were 100,000 shares issued to Paul Godin, a director of the Company for gross proceeds of $20,000. The warrants were issued for a four year term and will expire on December 6, 2008.

13.0     TRANSFER AGENTS AND REGISTRARS

The Company’s Transfer Agent and Registrar is Equity Transfer Services and are located in the municipality of Toronto at 120 Adelaide Street West Suite 420, Toronto, ON M5W 4C3, Tel: 416-361-0152.

14.0     MATERIAL CONTRACTS

The following is the only material contract entered into by the Company within the last year (or before the most recently completed financial year but that is still in effect) other than in the ordinary course of business.

On June 15, 2004, ADB entered into an Agency Agreement with First Associates Investments Inc. (“FAI”) (the “Agency Agreement”) as sole agent and exclusive financial advisor for an offering of securities of ADB of up to C$5 million on a best efforts basis. Under the Agency Agreement, the Company has made certain covenants which survive until June 15, 2005. Under certain amendments to the Agency Agreement FAI’s right of first refusal has been terminated in exchange for certain rights to receive commissions on placement to certain “introduced purchasers” until

June 15, 2005.  A copy of the Agency Agreement was filed on SEDAR (www.sedar.com) on June 25, 2004 and is hereby incorporated by reference.

15.0     AUDITORS, LEGAL COUNSEL AND INTERESTS OF EXPERTS

Deloitte & Touche LLP are our auditors. As such they have provided the audit report forming part of our audited financial statements for the year ended December 31, 2004, which are filed on SEDAR at www.sedar.com.

The partners, associates and employees of this firm own less than one percent of the outstanding securities of ADB Systems.

16.0     ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and options to purchase securities and interests of insiders in material transactions is contained, where applicable, in our Management Information Circular filed on SEDAR at www.sedar.com on May 27, 2004  (the “2004 Circular”).  Additional financial information is provided in the annual financial statements for the fiscal year ended December 31, 2004, the notes appended thereto and in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2004 which are included in the Company’s 2004 annual report.  Additional copies of this Annual Information Form and any documents incorporated by reference in this Annual Information Form, including the materials listed in the preceding paragraphs of this section can be obtained upon request to the Company or by going to SEDAR at www.sedar.com.  The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.